15045331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23266

SECURITIES AND EXCHANGE COMMISSION FEB 11 2015 REGISTRATIONS BRANCH

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2013 AND ENDING November 30, 2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zacks & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza, Suite 1600
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION FEB 11 2015 REGISTRATIONS BRANCH

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Marks (312) 265-9161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Craig Cook**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Zacks & Company** as of **November 30, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

Signature

Chief Compliance Officer
Title

Subscribed and sworn to before me
This 4 day of February 2015

Notary Public

OFFICIAL SEAL
CARMEN MADSEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/28/16

This report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [ ] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZACKS & COMPANY

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent Registered Public Accounting Firm

As of November 30, 2014

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

ZACKS & COMPANY

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 7

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Zacks & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Zacks & Company as of November 30, 2014. The statement of financial condition is the responsibility of Zacks & Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Zacks & Company as of November 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 3, 2015

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION
As of November 30, 2014

ASSETS		
Cash and cash equivalents	$	547,890
Deposit with clearing broker		110,138
Receivable from clearing brokers		382,078
Receivable from other brokers		1,000
Accrued interest receivable		59
Other receivables (net of allowance for doubtful accounts, $32,500)		54,097
Investment in restricted stock		96,042
Prepaid expenses		21,349
Income tax receivable		39,836
Deferred income tax asset		189,706
Equipment (net of accumulated depreciation, $206)		824
Security deposit		2,045
TOTAL ASSETS	$	1,445,064
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Due to affiliates	$	242,315
Accounts payable		57,367
Accrued expenses		30,477
Deferred revenue		89,417
Total Liabilities		419,576
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		330,000
STOCKHOLDER'S EQUITY		695,488
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,445,064

See notes to statement of financial condition.

ZACKS & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION
As of and for the Year Ended November 30, 2014

NOTE 1 - Nature of Operations

Zacks & Company (the "Company"), a C Corporation, is a fully disclosed, introducing securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company derives commission income from equity trades executed by its trading desk. The Company has an independent contractor agreement with AMH Capital in Springfield, NJ. AMH Capital and its principal head trader provide the Company with a mechanism for accepting trade orders and executing them through its clearing relationships with J.P. Morgan Clearing Corp. and Interactive Brokers, LLC. Trading commissions paid to the Company by J. P. Morgan Clearing Corp and Interactive Brokers, LLC are shared with AMH Capital on an agreed upon basis.

NOTE 2 - Summary of Significant Accounting Policies

Income Taxes

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense. The Company did not have any uncertain tax positions as of November 30, 2014. Income tax returns filed or to be filed for the years ended November 30, 2011 through 2014 remain open, and are subject to review by applicable tax authorities.

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred taxes consist primarily of temporary differences relating to the recognition of certain expenses in different periods for book and tax purposes.

Investment in Restricted Stock

The Company engages in transactions with customers where consulting services are performed in exchange for the customer's stock. If the stock has not been received, it is recorded as other receivables on the Statement of Financial Condition. The stock contracts occasionally include restricted redemption in terms of 6 months. The stock is classified as trading and stated at market value. The Company records revenue at fair value based on values provided by publicly traded indexes at the date of transaction. Adjustments to market value are recorded as a trading gain or loss in the Statement of Income. Realized gains and losses upon disposition are determined using the specific identification method. The Company recognized service revenue of $235,625 related to exchange transactions which is included in consulting revenue for the year ended November 30, 2014.

Other Receivables

Other receivables include payments to be received in cash and in restricted stock. Receivables of restricted stock are recorded based on the fair market value provided by publicly traded market indexes at the date of transaction.

Other receivables are stated at the amount management expects to collect from outstanding balances. On a case by case basis, management provides an offset for probable uncollectible amounts through a charge against bad debt expense and a credit to allowance for doubtful accounts based on its assessment of the current status of individual accountant. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to trade accounts receivable. Based on management's review of accounts receivable, the Company charged off $32,500 to bad debts for the year ended November 30, 2014.

The Company maintains an allowance totaling $32,500 for the year ended November 30, 2014 on their current other receivables.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash, receivables, deposit with clearing broker, investment in restricted stock, accounts payable and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature. The Company holds no open investment positions at year end.

For the fiscal year ended November 30, 2014, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through February 3, 2015, the date that the financial statements were available to be issued for events requiring recording or disclosure in the Company's financial statements. The Company feels that no material events have occurred through February 3, 2015 that would require disclosure.

NOTE 3 - Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. This standard establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of November 30, 2014. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total Carrying Value
Investment in restricted stock	$ 96,042	$ -	$ -	$ 96,042

NOTE 4 - Accrued Expenses

Accrued expenses consisted of the following as of November 30, 2014:

	2014
Accrued professional fees	$ 28,000
Accrued interest subordinated debt	2,011
Other accrued liabilities	466
Accrued expenses	$ 30,477

NOTE 5 - Related Party Transactions

The Company uses the payroll servicer of its affiliate, ZIR, to process its payroll. ZIR funds the payroll and then charges the Company for its employees' share. ZIR, at times, will also pay for other services provided to the Company, such as professional fees, health insurance, shipping, postage and the in-house services of ZIR employees. These expenses are then charged to the Company. ZIR pays for certain costs on behalf of ZCO including rent, telephone, etc. and they are not required to be reimbursed per a written agreement. The schedule of these expenses are maintained by the Company.

Total charges incurred with ZIR during the year ended November 30, 2014 are as follows:

Payroll	$ 367,604
Other expenses	155,665
Total	$ 523,269

As of November 30, 2014, $242,315 of these charges was unpaid and accrued.

A stockholder of the Company made capital contribution of $200,000 during the fiscal year.

NOTE 6- Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors are payable to an affiliate, bear no interest, and mature on July 31, 2019. The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7 - Concentrations of Credit Risk

The Company maintains cash balances in one financial institution located in Illinois, which at times, may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At November 30, 2014, the Company had approximately $298,000 of cash balances in excess of the FDIC insured limits. Deposits with clearing organizations and all securities are uninsured. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 - Net Capital Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At November 30, 2014, the Company had net capital of $619,603, which was $569,603 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1. Below is the reconciliation between the net capital calculated above and the net capital computed and reported in the Company's November 30, 2014 FOCUS filing:

	Per Financial Statements	Per FOCUS Filing
Total net capital	$ 619,603	$ 660,936
Required net capital	50,000	50,000
Total excess net capital	$ 569,603	$ 610,936

Primary Differences:	Per Financial Statements	Per FOCUS Filing
Deferred revenue	$ 89,417	$ 48,083
Unrealized gain	57,051	101,655
Bonuses	100,126	119,639
Referral fees	42,000	21,333
Income tax receivable	39,836	163,900
Deferred tax asset	189,706	44,085

NOTE 9 – Deferred Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The deferred tax asset, $189,706, as of November 30, 2014 consists of a deferred income tax asset arising from the recognition of certain expenses in different periods for financial reporting and income tax reporting purposes, $74,502 and a deferred income tax asset arising from a net operating loss carryforward, $115,204.